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                           July 27, 2020

       Jeremy Hodara
       Co-Chief Executive Officer
       Jumia Technologies AG
       Skalitzer Stra  e 104
       10997, Berlin
       Federal Republic of Germany

                                                        Re: Jumia Technologies
AG
                                                            Registration
Statement on Form F-3
                                                            Filed July 22, 2020
                                                            File No. 333-240016

       Dear Mr. Hodara :

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jennifer
L  pez at 202-551-3792 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Trade & Services